UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

333-167044-01, 333-190561-01, 333-206413-01

(Commission File Number of Issuing Entity)

Ally Master Owner Trust

(Exact name of Issuing Entity as specified in its charter)

333-167044, 333-190561, 333-206413, 333-228378

(Commission File Number of Registrant)

Ally Wholesale Enterprises LLC

(Exact name of Registrant as specified in its charter)

Ally Bank

(Exact name of Sponsor as specified in its charter)

Delaware	27-6449246 27-1844644
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Ally Wholesale Enterprises LLC

500 Woodward Avenue

Detroit, Michigan 48226

(866) 710-4623

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

All classes of asset-backed securities issued by Ally Master Owner Trust

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Ally Master Owner Trust, as Issuing Entity, and Ally Wholesale Enterprises LLC, as Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 3, 2021	ALLY MASTER OWNER TRUST, as Issuing Entity

By: Ally Financial Inc., as Administrator

	By:	/s/ R. C. Farris
	Name:	R. C. Farris
	Title:	Assistant Treasurer

ALLY WHOLESALE ENTERPRISES LLC, as Registrant

	By:	/s/ N.V. Kapadia

Name: N.V. Kapadia
Title: Vice President